SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 13, 2012

On January 13, 2012, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, according to the signatures placed at the end of these minutes. Board Member Newton de Souza did not attend the meeting and justified his absence, and he was replaced by his alternate Ms. Monica Bahia Odebrecht. The Chief Executive Officer, Carlos Fadigas de Souza Filho, and Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer, Decio Oddone, Edmundo Aires, Patrick Fairon and Manoel Carnaúba, Messrs. Luiz de Mendonça, Rui Chammas, Marcelo Lyra, Fernando Musa, Marco Antonio Villas Boas and Marcella Menezes Fagundes, were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for Deliberation: 1) The 2012-2016 Business Leader Action Program (“PA”) - After the presentations made by the Chief Executive Officer and other attending Officers, and the considerations made by the Board Members, the Business Leader PA (the Company’s Business Plan) for the 2012-2016 period was unanimously approved; after due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved  by unanimous vote, under the terms and conditions of the respective PD: 2)  PD.CA/BAK – 01/2012 – Contracting of Loans or Financing by the Executive Office of Braskem S/A – (a)  to establish, for the fiscal year of 2012 or until the first Board Meeting to be held in 2013, the limit per transaction for the Executive Office to take out loans or financing in Brazil or abroad, without the prior approval of the Board of Directors, in the amount of (i) up to R$ 450,000,000.00 for transactions denominated in Reais; and (ii) up to US$ 250,000,000.00 for transactions denominated in foreign currency; and (b) to determine that the loans or financing contracted during such period, in an amount exceeding (i) R$ 70,000,000.00 per transaction denominated in Reais; and (ii) US$ 40,000,000.00 per transaction denominated in foreign currency, be informed to the Board of Directors through the Finance and Investment Committee; 3) 2012 CALENDARS– the Calendars for the Board of Directors’ ordinary meetings and for submission of the Monthly Follow-up Reports of the 2012 Business Leader PA were approved as presented, which, after initialed by the members of the presiding board, shall be filed at the Company’s headquarters.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 13, 2012

 II) Subjects for Acknowledgement: Presentations were made by the persons in charge of the matters contained in this item of the agenda, namely: a) Preliminary Results of 2011; b)  Report on the Finance and Investment Committee Meetings held on November 9, 2011 and January 13, 2012; c)  Report on the Strategy and Communication Committee Meeting held on November 9, 2011; and d)  Report on the People and Organization Committee Meeting held on December 9, 2011. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, January 13, 2012. Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich; Luciano Nitrini Guidolin; Maria das Graças Silva Foster; and Monica Bahia Odebrecht.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.